Nova Minerals Limited

Suite 5, 242 Hawthorn Road

Caulfield, Victoria 3161

Australia

December 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Claudia Rios

Re:	Nova Minerals Limited
Registration Statement on Form F-3
File No. 333-292084

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nova Minerals Limited (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Monday, December 15, 2025, or as soon thereafter as practicable.

Please notify Greg Carney of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (213) 617-4209 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very Truly Yours,

NOVA MINERAL LIMITED

By:	/s/ Chris Gerteisen
Name:	Chris Gerteisen
Title:	CEO